Mail Stop 3561

May 8, 2007

Via Fax and U.S. Mail

Steven Shapiro
Vice President
Morgan Stanley ABS Capital I Inc.
1585 Broadway
New York, NY 10036

Re: Morgan Stanley ABS Capital I Inc. Trust 2006-NC3
Form 10-K for the fiscal year ended December 31, 2006
Filed April 2, 2007
File No. 333-130694-01

Dear Mr. Shapiro,

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

1. We note that while Wells Fargo Bank, N.A. is listed as a servicer, its report on assessment of compliance with servicing criteria was not included as an exhibit. Please either provide the report pursuant to Item 1122(a) of Regulation AB or provide disclosure in the Form 10-K pursuant to Item 1122(c)(2). To the extent that the report was not included in reliance on Instruction 2 to Item 1122 because Wells Fargo Bank's activities relate only to 5% or less of the pool assets, please advise us of this in your response, as it appears from the disclosure in your 424B5 that it may service up to 10% of the mortgage loans.

<u>Signatures</u>

2. We note that the depositor has elected to sign the Form 10-K on behalf of the issuing entity. Accordingly, please revise the signature block of your Form 10-K to clearly indicate that Steven Shapiro is the senior officer in charge of the servicing function. See General Instruction J(3) to Form 10-K. Additionally, please make corresponding changes to your Section 302 certification. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

3. Also, either amend any other 10-Ks for similar entities for which the signature identifications does not identify the signer as senior officer in charge of the servicing function or confirm in writing that such changes will be made in future filings.

<u>Exhibit 31 – Section 302 Certification</u>

4. Please revise your certification to include the exact language set forth in Item 601(b)(31)(ii) of Regulation S-K. In this regard, please revise the last statement in paragraph 4 to state that the servicers have fulfilled their obligations under the servicing agreements "in all material respects."

<u>Exhibit 31.1 – Report on Assessment of Compliance with Servicing Criteria</u>

5. We note that none of the servicers assessed compliance with several of the servicing criteria set forth in Item 1122 of Regulation AB. While some of these criteria are clearly inapplicable given the nature and terms of your offering, please explain to us why the criteria set forth in subparagraphs (d)(4)(xi), d(4)(xii), and (d)(2)(iii) were deemed not applicable.

** ** **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may call me at (202) 551-3750.

Sincerely,

Max A. Webb
Assistant Director